Exhibit 99.1

SOHU.COM REPORTS FIRST QUARTER 2020 UNAUDITED FINANCIAL RESULTS

BEIJING, May 18, 2020 –Sohu.com Limited (NASDAQ: SOHU), China’s leading online media, video, search and gaming business group, today reported unaudited financial results for the first quarter ended March 31, 2020.

First Quarter Highlights1

•	Total revenues were US$436 million[2], up 6% year-over-year and down 11% quarter-over-quarter.

•	Brand advertising revenues were US$26 million, down 40% year-over-year and 39% quarter-over-quarter.

•	Search and search related advertising revenues[3] were US$238 million, up 1% year-over-year and down 13% quarter-over-quarter.

•	Online game revenues were US$133 million, up 35% year-over-year and 1% quarter-over-quarter.

•	GAAP net loss attributable to Sohu.com Limited was US$20 million, compared with a net loss of US$54 million in the first quarter of 2019 and a net loss of US$18 million in the fourth quarter of 2019.

•

Non-GAAP net loss attributable to Sohu.com Limited was US$18 million, compared with a net loss of US$52 million in the first quarter of 2019 and net income of US$7 million in the fourth quarter of 2019.

•

Excluding the profit/loss generated by Sogou, non-GAAP net loss attributable to Sohu.com Limited was US$8 million, compared with a net loss of US$51 million in the first quarter of 2019 and a net loss of US$6 million in the fourth quarter of 2019.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “During the first quarter of 2020, the COVID-19 outbreak inevitably impacted the overall economy and the advertising industry as well. Facing these challenges, we continued to explore new opportunities and differentiated development strategies. For Sohu Media Portal, as a mainstream media platform, we continued to refine the product to generate and distribute a large amount of timely and accurate information, especially regarding the pandemic and its prevention. For Sohu Video, we proactively explored new opportunities in the live broadcasting of medical and health-related content, and provided unique content and valuable information to our audiences. We will continue to explore diversified revenue sources and ways to further narrow losses. For Changyou, online games performed well during the first quarter, mainly driven by the solid performance of both TLBB PC and Legacy TLBB Mobile. The privatization of Changyou was completed on April 17th, after which Changyou’s profit will be wholly attributable to Sohu.com Limited. Going forward, we plan to increase the integration of resources and combine Changyou onto Sohu’s platforms. For Sogou, despite the challenging environment during COVID-19, Sogou’s core Search business continued to outperform the industry. The Search and Mobile Keyboard recorded new highs in terms of traffic and user base, respectively.”

First Quarter Financial Results

Revenues

Total revenues for the first quarter of 2020 were US$436 million, up 6% year-over-year and down 11% quarter-over-quarter.

Total online advertising revenues, which include revenues from the brand advertising and search and search-related advertising businesses, for the first quarter of 2020 were US$263 million, down 5% year-over-year and 17% quarter-over-quarter.

Brand advertising revenues for the first quarter of 2020 totaled US$26 million, down 40% year-over-year and 39% quarter-over-quarter. The decrease was mainly due to seasonality and the negative impact on the brand advertising industry from the outbreak of the COVID-19.

Search and search-related advertising revenues for the first quarter of 2020 were US$238 million, up 1% year-over-year and down 13% quarter-over-quarter.

[1]

As Changyou’s cinema advertising business ceased operations during the third quarter of 2019, its results of operations have been excluded from the Company’s results from continuing operations in the condensed consolidated statements of operations and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented in this release are related to continuing operations only, and exclude results from the cinema advertising business.

[2]

On a constant currency (non-GAAP) basis, if the exchange rate in the first quarter of 2020 had been the same as it was in the first quarter of 2019, or RMB6.74=US$1.00, US$ total revenues in the first quarter of 2020 would have been US$451 million, or US$15 million more than GAAP total revenues, and up 10% year-over-year.

[3]	Search and Search related advertising revenues exclude intra-Group transactions.

Online game revenues for the first quarter of 2020 were US$133 million, up 35% year-over-year and 1% quarter-over-quarter. The year-over-year increase was mainly due to the contribution of TLBB Honor, as well as improved performance of some of Changyou’s older games, including TLBB PC and Legacy TLBB Mobile, as a result of content updates and promotional activities, and higher player engagement during the quarter.

Gross Margin

Both GAAP and non-GAAP4 gross margin was 37% for the first quarter of 2020, compared with 41% in the first quarter of 2019 and 52% in the fourth quarter of 2019.

Both GAAP and non-GAAP gross margin for the online advertising business for the first quarter of 2020 was 10%, compared with 23% in the first quarter of 2019 and 39% in the fourth quarter of 2019.

Both GAAP and non-GAAP gross margin for the brand advertising business in the first quarter of 2020 was nil, compared with 20% in the first quarter of 2019 and 31% in the fourth quarter of 2019. The margin decrease was mainly due to decreased revenues as a result of the outbreak of the COVID-19.

GAAP gross margin for the search and search-related advertising business in the first quarter of 2020 was 11%, compared with 24% in the first quarter of 2019 and 40% in the fourth quarter of 2019. Non-GAAP gross margin for the search and search-related advertising business in the first quarter of 2020 was 11%, compared with 24% in the first quarter of 2019 and 41% in the fourth quarter of 2019. The year-over-year and quarter-over-quarter decreases primarily resulted from increases in traffic acquisition cost as a percentage of search and search-related advertising revenues.

Both GAAP and non-GAAP gross margin for online games in the first quarter of 2020 was 79%, compared with 86% in the first quarter of 2019 and 75% in the fourth quarter of 2019. The year-over-year decrease in gross margin was mainly due to an increase in revenue-sharing payments related to TLBB Honor.

Operating Expenses

For the first quarter of 2020, GAAP operating expenses totaled US$186 million, down 12% both year-over-year and quarter-over-quarter. Non-GAAP operating expenses were US$182 million, down 13% year-over-year and 11% quarter-over-quarter. The year-over-year decrease in operating expenses was mainly due to decreased marketing expenses for Sohu ex Sogou and Changyou, partially offset by promotional spending by Changyou for TLBB Honor. The quarter-over-quarter decrease was mainly due to decreased marketing expenses.

Operating Profit/(Loss)

GAAP operating loss for the first quarter of 2020 was US$24 million, compared with an operating loss of US$42 million in the first quarter of 2019 and an operating profit of US$42 million in the fourth quarter of 2019.

Non-GAAP operating loss for the first quarter of 2020 was US$20 million, compared with an operating loss of US$39 million in the first quarter of 2019 and an operating profit of US$49 million in the fourth quarter of 2019.

[4]

Non-GAAP results exclude share-based compensation expense; non-cash tax benefits from excess tax deductions related to share-based awards; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; a one-time impairment charge recognized for an investment unrelated to the Company’s core businesses; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividends and deemed dividends to non-controlling preferred shareholders of Sogou; a one-time income tax expense recognized in the fourth quarter of 2017 as a result of the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “TCJA”); the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest accrued in relation to the previously unrecognized tax benefit. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Income Tax Expense

GAAP income tax expense was US$14 million for the first quarter of 2020, compared with income tax expense of US$11 million in the first quarter of 2019 and income tax benefit of US$1 million in the fourth quarter of 2019. Non-GAAP income tax expense was US$11 million for the first quarter of 2020, compared with income tax expense of US$9 million in the first quarter of 2019 and income tax benefit of US$4 million in the fourth quarter of 2019.

The income tax benefit in the fourth quarter of 2019 included a one-time tax benefit of US$19 million that was recognized as a result of some of Changyou’s subsidiaries having been granted preferential tax rates upon their receipt of 2018 Key National Software Enterprise status or 2018 Software Enterprise status.

Net Income/(Loss)

GAAP net loss attributable to Sohu.com Limited for the first quarter of 2020 was US$20 million, or US$0.52 loss per fully-diluted ADS, compared with a net loss of US$54 million in the first quarter of 2019 and a net loss of US$18 million in the fourth quarter of 2019. Non-GAAP net loss attributable to Sohu.com Limited for the first quarter of 2020 was US$18 million, or a net loss of US$0.47 per fully-diluted ADS, compared with a net loss of US$52 million in the first quarter of 2019 and a net income of US$7 million in the fourth quarter of 2019.

Liquidity

As of March 31, 2020, cash and cash equivalents and short-term investments held by the Sohu Group, minus short-term bank loans, were US$1.53 billion, compared with US$1.51 billion as of December 31, 2019.

Completion of Changyou Privatization

The previously-announced planned privatization of Changyou was completed on April 17, 2020. After the effectiveness of the transaction, Changyou’s net income/loss will be wholly attributable to Sohu.com Limited. Following completion of the privatization, Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends. As a result, it is expected that Changyou will recognize an additional accrual of withholding income tax of US$88 million for the second quarter of 2020.

Supplementary Information for Changyou Results

First Quarter 2020 Operational Results

•

For PC games, total average monthly active accounts[5] were 2.1 million, an increase of 11% year-over-year and a decrease of 5% quarter-over-quarter. Total quarterly aggregate active paying accounts[6] were 1.0 million, an increase of 11% year-over-year and flat quarter-over-quarter. The year-over-year increases were due to improved performance of some of the older games, including TLBB PC, as a result of content updates and promotional activities, and higher player engagement resulting from the COVID-19 lockdown during the quarter.

•

For mobile games, total average monthly active accounts were 3.4 million, an increase of 26% year-over-year and a decrease of 8% quarter-over-quarter. The year-over-year and quarter-over-quarter changes were mainly due to TLBB Honor, which was launched during the third quarter of 2019. Total quarterly aggregate active paying accounts were 1.0 million, an increase of 67% year-over-year and a decrease of 9% quarter-over-quarter. The year-over-year increase was mainly due to the contribution of TLBB Honor. The quarter-over-quarter decrease reflected the natural declining life cycles of the older games, including Legacy TLBB Mobile.

First Quarter 2020 Unaudited Financial Results

Total revenues for the first quarter of 2020 were US$136 million, an increase of 32% year-over-year and 1% quarter-over-quarter. Online game revenues were US$133 million, an increase of 35% year-over-year and 1% quarter-over-quarter. Online advertising revenues were US$3 million, a decrease of 19% year-over-year and 21% quarter-over-quarter.

GAAP and non-GAAP gross profit for the first quarter of 2020 were both US$107 million, an increase of 23% year-over-year and 6% quarter-over-quarter.

[5]	Monthly active accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[6]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

GAAP operating expenses for the first quarter were US$54 million, an increase of 32% year-over-year and 1% quarter-over-quarter. The year-over-year increase in operating expenses was mainly due to an increase in marketing and promotional spending for TLBB Honor, as well as an increase in share-based compensation expenses as new share-based awards took effect in the fourth quarter of 2019.

Non-GAAP operating expenses for the first quarter were US$51 million, an increase of 23% year-over-year and flat quarter-over-quarter.

GAAP operating profit for the first quarter of 2020 was US$52 million, compared with an operating profit of US$45 million in the first quarter of 2019 and US$47 million in the fourth quarter of 2019.

Non-GAAP operating profit for the first quarter of 2020 was US$56 million, compared with a non-GAAP operating profit of US$45 million in the first quarter of 2019 and US$50 million in the fourth quarter of 2019.

Business Outlook

For the second quarter of 2020, Sohu estimates:

•	Total revenues to be between US$410 million and US$445 million.

•	Brand advertising revenues to be between US$32 million and US$37 million; this implies an annual decrease of 16% to 27% and a sequential increase of 25% to 45%.

•	Sogou revenues to be between US$260 million and US$280 million; this implies an annual decrease of 8% to 14% and a sequential increase of 1% to 9%.

•	Online game revenues to be between US$102 million and US$112 million; this implies an annual increase of nil to 10% and a sequential decrease of 16% to 24%.

•

Excluding the expected accrual during the second quarter of withholding income tax of approximately US$88 million discussed above, non-GAAP net income/loss attributable to Sohu.com Limited to be between a net loss of US$5 million and a net income of US$5 million, and non-GAAP income/loss per fully-diluted ADS to be between a net loss of US$0.13 per fully-diluted ADS and a net income of US$0.13 per fully-diluted ADS; excluding the expected accrual of withholding income tax, GAAP net loss attributable to Sohu.com Limited to be between nil and US$10 million, and GAAP loss per fully-diluted ADS to be between nil and US$0.25.

•

Excluding the profit/loss generated by Sogou, and further excluding the expected accrual of withholding income tax, non-GAAP net income attributable to Sohu.com Limited to be between nil and US$10 million; and GAAP net income/loss attributable to Sohu.com Limited to be between a net loss of US$4 million and a net income of US$6 million.

For the second quarter 2020 guidance, the Company has adopted a presumed exchange rate of RMB7.07=US$1.00, as compared with the actual exchange rate of approximately RMB6.81=US$1.00 for the second quarter of 2019, and RMB6.97=US$1.00 for the first quarter of 2020.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty, particularly in view of the potential ongoing impact of the COVID-19 virus, which remains difficult to predict.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of the share-based awards, which consist mainly of share-based compensation expenses and non-cash tax benefits from excess tax deductions related to share-based awards; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; a one-time impairment charge recognized for an investment unrelated to the Company’s core businesses; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest expense recognized in connection with the Toll Charge. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; the one-time impairment charge recognized for an investment unrelated to the Company’s core businesses; non-cash tax benefits from excess tax deductions related to share-based awards; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; and income tax expense, income tax benefit, uncertain tax position, and interest recognized in relation to the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; the one-time impairment charge recognized for an investment unrelated to the Company’s core businesses; non-cash tax benefits from excess tax deductions related to share-based awards; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, the one-time impairment charge recognized for an investment unrelated to the Company’s core businesses, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and dividend and deemed dividend to non-controlling preferred shareholders does not involve subsequent cash outflow or is reflected in the cash flows at the equity transaction level, Sohu does not factor this impact in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, a one-time impairment charge recognized for an investment unrelated to the Company’s core businesses, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and dividend and deemed dividend to non-controlling preferred shareholders, and also excluded the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge, the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge, and interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, dividend, and deemed dividend to non-controlling preferred shareholders is that the impact of share-based awards and non-cash tax benefits from excess tax deductions related to share-based awards has been and will continue to be a significant recurring expense in Sohu’s business for the foreseeable future, income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future, and dividend and deemed dividend to non-controlling preferred shareholders may recur when Sohu and its affiliates enter into equity transactions. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported US dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales, online games and mobile services for its revenues; the impact of the U.S. TCJA; and the effects of the COVID-19 virus on the economy in China in general and on Sohu’s business in particular. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2019, and other filings with the Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, May 18, 2020 (7:30 p.m. Beijing/Hong Kong time, May 18, 2020) following the quarterly results announcement.

Participants can register for the conference call by navigating to https://apac.directeventreg.com/registration/event/5796408. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call at 10:30 a.m. Eastern Time on May 18 through May 25, 2020. The dial-in details for the telephone replay are:

International:	+1-646-254-3697
Passcode:	5796408

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s Website at http://investors.sohu.com/.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; developer and operator of online games www.changyou.com/en/ and online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary Changyou develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-fourth year of operation.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Mar. 31, 2020	Dec. 31, 2019	Mar. 31, 2019
Revenues:
Online advertising
Brand advertising	$25,580	$41,599	$42,981
Search and search-related advertising	237,589	274,590	234,130

Subtotal	263,169	316,189	277,111

Online games	133,360	131,689	99,054
Others	39,471	41,769	35,106

Total revenues	436,000	489,647	411,271

Cost of revenues:
Online advertising
Brand advertising (includes stock-based compensation expense of $-40, $2, and $38, respectively)	25,519	28,677	34,305
Search and search-related advertising (includes stock-based compensation expense of $77, $256, and $27, respectively)	212,210	163,384	178,824

Subtotal	237,729	192,061	213,129

Online games (includes stock-based compensation expense of $161, $137, and $0, respectively)	28,389	33,181	14,362
Others	8,568	12,198	14,051

Total cost of revenues	274,686	237,440	241,542

Gross profit	161,314	252,207	169,729
Operating expenses:
Product development (includes stock-based compensation expense of $2,429, $4,594, and $1,019, respectively)	103,412	105,425	100,434
Sales and marketing (includes stock-based compensation expense of $-415, $797, and $120, respectively)	62,841	78,375	80,550
General and administrative (includes stock-based compensation expense of $1,561, $1,518, and $911, respectively)	19,296	26,901	23,088
Goodwill impairment and impairment of intangibles assets acquired as part of business acquisitions	—	—	7,245

Total operating expenses	185,549	210,701	211,317

Operating profit/(loss)	(24,235)	41,506	(41,588)
Other income/(expense) , net	10,645	(13,787)[7]	14,219
Interest income	2,126	1,508	3,793
Interest expense	(2,275)	(2,501)	(5,501)
Exchange difference	2,225	(2,324)	(2,662)

Income/(loss) before income tax expense/(benefit)	(11,514)	24,402	(31,739)
Income tax expense/(benefit)	13,600	(954)	11,178

Net income/(loss) from continuing operations	(25,114)	25,356	(42,917)

Net loss from discontinued operations, net of tax	—	—	(4,255)
Net income/(loss)	(25,114)	25,356	(47,172)

Less: Net income/(loss) from continuing operations attributable to the noncontrolling interest shareholders	(5,008)	42,451	10,644
Less: Net loss from discontinued operations attributable to the noncontrolling interest shareholders	—	—	(1,387)

Net loss from continuing operations attributable to Sohu.com Limited	(20,106)	(17,095)	(53,561)
Net loss from discontinued operations attributable to Sohu.com Limited	—	—	(2,868)

Net loss attributable to Sohu.com Limited	(20,106)	(17,095)	(56,429)

Basic net loss from continuing operations per ADS attributable to Sohu.com Limited	(0.51)	(0.44)	(1.37)

Basic net loss from discontinued operations per ADS attributable to Sohu.com Limited	—	—	(0.07)

[7]

Other expenses in the fourth quarter of 2019 mainly included an impairment charge of approximately US$23 million recognized for the quarter for an investment unrelated to the Company’ core businesses, and an impairment loss of approximately US$9 million on certain Sogou equity investments.

Basic net loss per ADS attributable to Sohu.com Limited	$(0.51)	$(0.44)	$(1.44)

ADS used in computing basic net loss per ADS attributable to Sohu.com Limited	39,270	39,263	39,236

Diluted net loss from continuing operations per ADS attributable to Sohu.com Limited	(0.52)	(0.45)	(1.37)

Diluted net loss from discontinued operations per ADS attributable to Sohu.com Limited	—	—	(0.07)

Diluted net loss per ADS attributable to Sohu.com Limited	$(0.52)	$(0.45)	$(1.44)

ADS used in computing diluted net loss per ADS attributable to Sohu.com Limited	39,270	39,263	39,236

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2020	As of Dec. 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$571,662	$305,126
Restricted cash	8,592	8,661
Short-term investments	1,039,818	1,316,833
Account and financing receivables, net	231,862	260,716
Prepaid and other current assets	130,210	124,332

Total current assets	1,982,144	2,015,668

Long-term investments, net	103,895	94,332
Fixed assets, net	426,632	447,688
Goodwill	53,168	52,923
Intangible assets, net	10,307	11,437
Restricted time deposits	—	240
Prepaid non-current assets	1,622	1,882
Other assets	62,498	65,620

Total assets	$2,640,266	$2,689,790

LIABILITIES
Current liabilities:
Accounts payable	$321,993	$253,403
Accrued liabilities	244,845	249,810
Receipts in advance and deferred revenue	113,496	118,222
Accrued salary and benefits	90,730	110,833
Taxes payable	93,859	102,686
Short-term bank loans	84,540	114,528
Other short-term liabilities	145,700	149,311

Total current liabilities	$1,095,163	$1,098,793

Long-term accounts payable	755	767
Long-term tax liabilities	281,677	277,544
Other long-term liabilities	4,321	5,769

Total long-term liabilities	$286,753	$284,080

Total liabilities	$1,381,916	$1,382,873

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	403,122	428,454
Noncontrolling interest	855,228	878,463

Total shareholders’ equity	$1,258,350	$1,306,917

Total liabilities and shareholders’ equity	$2,640,266	$2,689,790

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Mar. 31, 2020					Three Months Ended Dec. 31, 2019					Three Months Ended Mar. 31, 2019
	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP
		(40)	(a	)			2	(a	)			38	(a	)

Brand advertising gross profit	$61	$(40)			$21	$12,922	$2			$12,924	$8,676	$38			$8,714

Brand advertising gross margin	0%				0%	31%				31%	20%				20%

		77	(a	)			256	(a	)			27	(a	)

Search and search-related advertising gross profit	$25,379	$77			$25,456	$111,206	$256			$111,462	$55,306	$27			$55,333

Search and search-related advertising gross margin	11%				11%	40%				41%	24%				24%

		37	(a	)			258	(a	)			65	(a	)

Online advertising gross profit	$25,440	$37			$25,477	$124,128	$258			$124,386	$63,982	$65			$64,047

Online advertising gross margin	10%				10%	39%				39%	23%				23%

		161	(a	)			137	(a	)			—	(a	)

Online games gross profit	$104,971	$161			$105,132	$98,508	$137			$98,645	$84,692	$—			$84,692

Online games gross margin	79%				79%	75%				75%	86%				86%

Others gross profit	$30,903	$—	(a	)	$30,903	$29,571	$—	(a	)	$29,571	$21,055	$—	(a	)	$21,055

Others gross margin	78%				78%	71%				71%	60%				60%

		198	(a	)			395	(a	)			65	(a	)

Gross profit	$161,314	$198			$161,512	$252,207	$395			$252,602	$169,729	$65			$169,794

Gross margin	37%				37%	52%				52%	41%				41%

Operating expenses	$185,549	$(3,575)	(a	)	$181,974	$210,701	$(6,909)	(a	)	$203,792	$211,317	$(2,050)	(a	)	$209,267

		3,773	(a	)			7,304	(a	)			2,115	(a	)

Operating profit/(loss)	$(24,235)	$3,773			$(20,462)	$41,506	$7,304			$48,810	$(41,588)	$2,115			$(39,473)

Operating margin	-6%				-5%	8%				10%	-10%				-10%

Income tax expense	$(13,600)	$2,195	(c,d	)$	(11,405)	$954	$2,737	(c,d	)	$3,691	$(11,178)	$1,778			$(9,400)

		3,773	(a	)			7,304	(a	)			2,115	(a	)
		(855)	(c	)			(2,490)	(c	)			(744)	(c	)
		1,910	(d	)			1,907	(d	)			1,531	(d	)
		—					23,154	(e	)			—

Net income/(loss) before non-controlling interest	$(25,114)	4,828			(20,286)	$25,356	29,875			55,231	$(42,917)	$2,902			$(40,015)

		3,773	(a	)			7,304	(a	)			2,115	(a	)
		(2,761)	(b	)			(5,416)	(b	)			(798)	(b	)
		(855)	(c	)			(2,490)	(c	)			(744)	(c	)
		1,910	(d	)			1,907	(d	)			1,531	(d	)
		—					23,154	(e	)			—

Net income/(loss) from continuing operations attributable to Sohu.com Limited for diluted net loss per ADS	$(20,441)	2,067			(18,374)	$(17,613)	24,459			6,846	$(53,808)	$2,104			(51,704)

Net loss from discontinued operations attributable to Sohu.com Limited for diluted net loss per ADS	—	—			—	—	—			—	(2,842)	—			(2,842)

Net income/(loss) attributable to Sohu.com Limited for diluted net loss per ADS	(20,441)	2,067			(18,374)	(17,613)	24,459			6,846	(56,650)	2,104			(54,546)

Diluted net income/(loss) from continuing operations per ADS attributable to Sohu.com Limited	$(0.52)				(0.47)	$(0.45)				0.17	$(1.37)				(1.32)

Diluted net loss from discontinued operations per ADS attributable to Sohu.com Limited	—				—	—				—	(0.07)				(0.07)

Diluted net income/(loss) per ADS attributable to Sohu.com Limited	(0.52)				(0.47)	(0.45)				0.17	(1.44)				(1.39)

Shares used in computing diluted net loss per ADS attributable to Sohu.com Limited	39,270				39,270	39,263				39,396	39,236				39,236

Note:

(a)	To eliminate the impact of share-based awards as measured using the fair value method. This adjustment does not have an impact on income tax expense.
(b)	To adjust Sohu’s economic interests in Changyou and Sogou attributable to the above non-GAAP adjustments. This adjustment does not have an impact on income tax expense.
(c)	To adjust for a change in the fair value of the Company’s investment in Hylink and the income tax effect.
(d)	To adjust for the effect of the U.S. TCJA.
(e)	To adjust for a one-time impairment charge recognized for an investment unrelated to the Company’s core businesses